Lucas | Horsfall
ACCOUNTANTS + ADVISORS

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

In planning and performing our audit of the financial statements of Berkshire Bridge Capital, LLC (the "Company") as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Lack of Segregation of Duties

Berkshire Bridge Capital, LLC has a limited number of personnel, and accordingly, lacks adequate internal controls due to limited segregation of duties. This is not uncommon in an entity of its size. We understand that the majority owner performs all accounting and reporting functions and we bring this to your attention as a matter of record.

This communication is intended solely for the information and use of management and members of Berkshire Bridge Capital, LLC, and others within the organization, and is not intended to be, and should not be, used by anyone other than these specified parties.

Lucas, Horsfall, Murphy, + Pindroh, L.L.P.

Pasadena, California
February 3, 2017